DEENIN

We are reshaping the $3T global Muslim consumer market


Global Muslim
Lifestyle Brand
Islam is not just a part of life, it is life itself. Our products help you live your Deen completely, as Allah commands in the Quran. Welcome to DEENIN. Your Partner IN DEEN!
The Wudhu Socks

deenin.com Lewes, DE

Highlights

1. Bootstrapped to $2M+ in sales
2. 30K orders delivered to customers in 50+ countries through our D2C platforms.
3. We pioneered The Wudhu Socks and transformed faith-based wear into a global trend.
4. 7 new products launched, AOV and margins doubled.
5. 15+ distributors across US, UK, Canada, Australia, South Africa, Kazakhstan, and beyond
6. Co-founder team with PhD marketing expert & proven CPG track

record.

Featured Investor



Syed Haider in

Syndicate Lead

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Invested $25,000

I'm a Senior Devops Engineer at Intel working on infrastructure and automation for the Graphics Driver. I've invested with many different startups previously, ranging from industries such as mining, healthcare, and AI.

"DEENIN is a company that clearly understands the Muslim market in a way that is both intentional and authentic. They do more than just serve an audience. They represent and support Muslim businesses whose success has a meaningful, positive impact on the broader Muslim experience.

Their products reflect a high level of thoughtfulness and professionalism, with clear attention to both design and purpose. It is evident that there is a strong team behind the work who hold real expertise and have grown the company to an international audience.

DEENIN demonstrates how the right combination of quality products and capable people can build something that is not only successful, but genuinely impactful."

Team



Carter Mandrik President & CEO

Muslim revert, PhD in Marketing, former marketing director of Turkey's largest dairy company. Professor and brand strategist with decades of experience scaling global consumer brands.



M. Umar Khan COO & Head of Product Development

Built DEENIN from his bedroom into a global Muslim lifestyle brand. Economics & Information Systems graduate from Turkey's #1 university. Creator of The Wudhu Socks, transforming the $3T Muslim consumer market.



Surkhel Yousafzai Strategy & Communications Advisor

Advisor at Falcon & Associates leading Dubai's global positioning and partnerships. LSE Master's graduate and award-winning strategist advancing inclusive, high-impact initiatives.

Why DEENIN? It just makes sense.

A brand built **by Muslims, for Muslims**. DEENIN is creating practical, sustainable and faith-aligned products that help over two billion Muslims worldwide live their faith more easily. What started in a bedroom has grown into a portfolio of products trusted in 50+ countries and distributed across 15+ markets. Our mission is to build a brand that Muslims everywhere are proud to call their own.

Every day, millions of Muslims face unnecessary challenges in practicing their faith in spaces and with products that do not truly fulfill their needs


1 Daily Challenge with Faith
2 Spaces Not Designed for Muslims
3 Non-Shariah-Compliant Products
4 Muslims: A Movement, Not a Niche

Every day, millions of Muslims around the world face unnecessary obstacles in practicing their faith. Public spaces, from airports to workplaces, are rarely designed with their needs in mind, making basic acts of worship like performing

ablution both inconvenient and uncomfortable. The lack of accessible, Sharia-compliant products further adds to this daily struggle, forcing Muslims to find improvised solutions for something that should be simple and dignified.

Despite representing over 2 billion people globally, Muslims are still treated as a niche market rather than a growing movement shaping modern consumer behavior. **This gap between faith and functionality is not just a religious concern; it is a design, accessibility, and inclusion challenge that demands innovation.**

The global Muslim consumer market is among the fastest-growing markets worldwide, and we are strategically positioned to lead its growth



The Global Islamic Economy 2024/25 Overview
2023
CAGR%
Consumer Opportunity
Represented by US$ 2.43 trillion of consumer spending by 2 billion Muslims across six real-economy sectors (2023). Reaching US$ 3.36 trillion by 2028 (5.3% CAGR).
All figures in US$ Billions, unless stated otherwise
6.2%
US$ 1,939
US$ 1,434
Halal food
5.8%
US$ 433
US$ 327
Modest Fashion
6.3%
US$ 118
US$ 87
Halal Cosmetics
5.3%
US$ 337
US$ 260
Media & Recreation
6.8%
US$ 149
US$ 107.1
Halal Pharma
12.1%
US$ 348
US$ 217
Muslim Travel
8.9%
US$ 7,527.5
US$ 4,925
Islamic Finance

1. **Large and growing:** The world's Muslim population is around **1.9 billion people**. Pew Research estimates that the U.S. alone had about **3.45 million Muslims** in 2017 (1.1 % of the population), a figure that has continued to grow.
2. **Spending power:** Muslim consumers spent **US\$2 trillion in 2021** across food, pharmaceuticals, cosmetics, fashion, travel and media sectors. Spending is forecast to reach **US\$2.8 trillion by 2025** and **US\$3.36 trillion by 2028** , highlighting the enormous opportunity in halal and faith-aligned products.
3. **Fast-growing segments:** Halal food alone accounted for

3. **Fast-growing segments:** Halal food alone accounted for **US\$1.434 trillion in 2023** and is projected to reach **US\$1.939 trillion by 2028.** Muslim-friendly travel is expected to grow at a **12.1 % CAGR**, from **US\$217 billion to US\$384 billion** in the same period.

DEENIN is creating practical solutions that meet the real needs of Muslims around the world


The Wudhu Socks
Easy & hassle-free ablution anywhere you go
ABDEEZ SalahTrek™
World's best portable travel prayer mat
ABDEEZ Portable Bidet
The ultimate hygiene solution for Muslims on the go
ABDEEZ SalahTrek
The all-new comfortable portable travel prayer mat
DEENIN Kids
Interactive Islamic learning products
Ebadat Prayer Rug with Backrest
Enhance your prayer experience with added comfort
ABDEEZ Bidet Pro
The ultimate hygiene solution for Muslims on the go
ABDEEZ
Bidet Pro

Product	Purpose	Key Features
The Wudhu Socks	Allows Muslims to perform ablution (masah) without removing socks	Waterproof yet breathable membrane, ethically made, used in 50+ countries
ABDEEZ Portable Bidet	Hygienic travel solution for Muslims (and travellers of all backgrounds)	Compact, leak-proof design; enhances cleanliness on the go
Ebadat Prayer Mat with Backrest	Prayer mat with built-in back support	Provides comfort for elderly or those with back pain
Strong Magnetic Hijab Magnets	Replaces pins with strong yet gentle magnets	Improves safety and convenience for hijab wearers
Islamic Kids Puzzle & Flash Cards	Helps children learn Islamic values and Arabic letters	Educational and interactive; eco-friendly materials

At DEENIN, our product development process begins with listening. We engage deeply with our community to understand their daily challenges and unmet needs. As Muslims ourselves, we share these experiences and design solutions that make living by faith simpler and more accessible.

Once a need is identified, we move from concept to creation through a structured cycle of research, prototyping, and

design. We collaborate closely with trusted partners for manufacturing and material development, ensuring every product meets high standards of quality, safety, and performance.

Throughout production, we implement strict quality controls at every stage, including molding, assembly, and battery testing. Our supply chain is built around reliability and efficiency, working with experienced logistics partners to deliver products safely and quickly to customers around the world.

This hands-on, end-to-end approach allows us to maintain consistency, ensure excellence, and bring innovative, faith-aligned products to life.

We are building scalable, repeatable revenue channels across the global Muslim lifestyle market


Our Revenue Streams
We're not just selling prod-ucts, we're building scalable, repeatable revenue channels globally, including
B2B Wholesale
Subscription Models (Planned)
Shopify (D2C)
2 stores using 3PL (US & China), higher AOV, more control over experience
Amazon (FBA)
70% of revenue, 4 marketplaces (US, UK, CA, and AU), optimized PPC strategy

We are not just selling products; we are building scalable, repeatable revenue channels across the global Muslim lifestyle market. Our diversified structure allows us to grow sustainably while reaching customers through multiple touchpoints.

1. **Amazon (FBA):** Represents nearly 70 percent of total revenue, operating across four marketplaces (U.S., U.K., Canada, and Australia) with optimized PPC and fulfillment efficiency

fulfillment efficiency.

2. **Shopify (D2C):** Two independent stores managed through 3PL partners in the U.S. and China, offering higher average order values and greater control over brand experience.

3. **B2B Wholesale:** Growing network of international distributors and retail partners expanding DEENIN's global footprint.

4. **Subscription Models (Planned):** A future growth lever designed to enhance retention and lifetime customer value through recurring purchase models.

Together, these channels form a resilient and scalable revenue ecosystem, positioning DEENIN for continued year-over-year growth and long-term profitability.

Case Study 1: Pioneering a new market we lead – how we built The Wudhu Socks category


GLOBAL PHENOMENA
We built The Wudhu Socks Category
The Wudhu socks market didn't exist the way it's today before DEENIN. We created it by identifying a global gap for Muslims seeking practical, Sharia-compliant solutions for ablution. Today, this niche has grown into a multi-million-dollar global opportunity, with DEENIN leading the way through awareness, innovation, and authentic connection with the Muslim community worldwide.
THE WUDHU SOCKS
100% WATERPROOF & BREATHABLE

When DEENIN introduced The Wudhu Socks, it was not entering competition; it was creating a category. Before us, there was no structured global market for waterproof, Sharia-compliant socks designed for ablution. We recognized a widespread, underserved need among over 2 billion Muslims worldwide, many of whom face challenges performing wudhu at work, during travel, and in public settings.

By launching a purpose-built, premium, and certified

solution, DEENIN pioneered the concept of “Wudhu-ready comfort,” transforming what was once a personal workaround into a recognized global product category. The result has been exponential traction, with tens of thousands of pairs sold across more than 50 countries, and particularly strong demand from the U.S., U.K., Canada, and Australia, where Muslim populations are rising and awareness of faith-aligned lifestyle products is accelerating.


2x
Year on year growth
15+
Countries with distributors
$85+
Average order value
50+
Countries with customers
50%+
Gross margins
25%+
Customer reorder rate

The broader Muslim lifestyle and **modest apparel market is valued at over 320 billion dollars, growing at 6 to 8 percent annually**. Within that, the potential market for Wudhu socks, estimated from active adult Muslims who perform daily prayers, represents a massive opportunity when scaled globally. DEENIN continues to define and expand this space by driving education campaigns, securing distribution partnerships, and maintaining product authenticity through verified Sharia compliance and tested waterproof technology.

Today, DEENIN stands as the category creator and market leader, turning an innovative idea born from faith into a global standard for modern Islamic living. Through product excellence, influencer collaborations, and a strong brand identity, we are not just leading a market; we are building one.

Case Study 2: We are also capturing the rapidly-growing bidet market


GLOBAL PHENOMENA


The Global
Bidet Market
The global bidet market is growing rapidly—projected to exceed 6% CAGR—as consumers in the U.S., U.K., Canada, and Australia embrace more sustainable and hygienic bathroom solutions. DEENIN is emerging as a key player in this shift, combining smart design, cultural awareness, and global reach to redefine modern hygiene for everyday life.
6.6%
Expected growth rate through 2028
$36.91B
Expected market size by 2028
$5.9B
Size of US market alone by 2033

Across the world, consumers are becoming more conscious about hygiene, sustainability, and convenience. Yet, traditional bathroom products have not evolved to meet modern needs, especially for those who value cleanliness as part of their faith and daily routine. The bidet market, once considered niche, is now one of the fastest-growing hygiene categories, expanding at over 6 percent annually as awareness spreads across the U.S., U.K., Canada, and Australia.

DEENIN, through its sub-brand **ABDEEZ**, is at the forefront of this shift. With the **ABDEEZ Portable Bidet**, we have positioned ourselves as a modern, faith-conscious hygiene brand that bridges functionality with portability. Our sales in this category have grown **four times compared to last year**, supported by an **average order value of $30** and **margins of around 50 percent.**


4x
Year on year growth
46.5%
Gross margins
$48
Average Order Value

As we continue to innovate with **new product variations**, including electric and manual models, DEENIN is not just participating in the bidet market; we are redefining it. By blending smart design, eco-friendly thinking, and cultural relevance, DEENIN is building the foundation for a future where **personal hygiene is both modern and mindful**.

Thousands of customers who have tried our products now use them "religiously"



Don’t take our word for it
Real feedback from real users. Thousands of customers across 50+ countries share how DEENIN products have made their daily faith practices simpler, cleaner, and more accessible.
I love my bidet showed it to female family members now I have to order more. I call it my love gift to myself thank you so much for caring because we women really needed something like this bidet to keep our private area fresh down their greatful
Sheila Smith
Salaam, I am so happy with this product. I am so glad that Allah had me seen the video of this Musilm sister talking about this product.. and how much she loves it and she had brought 2 she really had me sold on this. I will be buying more!! I carry it with me everyday. I already told my Musilm sisters about this product they are definitely going to buy one Alhamdulillah. Shukran!
Debra Rodgers
Alhamdollilah I am very happy with my purchase of these Wudu socks that I find are perfect for the indoors especially where I live in the UAE where it is extremely hot outside. They are great also for walking around in the house as they are waterproof and therefore I found them to be a suitable alternative to wearing slippers in the house. Jazakallahu Khairan to everyone in the company for making such a good product!
Khurram



So, convenient, helpful and good for even gifting to friends and family who might be going to Umrah, Hajj or simply travel a lot for work, etc...
Brandi Ahmed
Its better than expected So convenient and lightweight
Laelah Abdul Rahim
I love everything about this product so handy.
Muslimah Ali
This portable bidet is so convenient. I love using it and I always feel refreshed after.
Surayyah Muhammad
Very pleased to have come across this item. It’s a necessity in daily life. Quality product and ease of use makes this an item I would recommend and buy again.
Connie Smith
The items I ordered from you is very good keep bringing good items like that,may Allah help you to expand your store.
Abdulmumin Adam iddris
What I like, you can put it in your purse and go. Perfect
Imani K

1. **Real feedback:** Customers describe DEENIN products as “life-changing” and “essential for modern Muslim life.” Doctors appreciate the sanitary convenience, travellers enjoy worry-free prayer, and parents love educational toys that connect children with their faith.
2. **Social proof:** 15+ distributors across Kazakhstan, South Africa, Canada, Australia, New Zealand, the U.S., U.K., and more. Strong presence on social media with thousands of positive reviews and user-generated content.

Strong growth across multiple product

Strong growth across multiple product categories, expanding global presence, and rising brand recognition


Annual Revenue
Revenue Breakdown by Channel
At DEENIN, we are committed to increasing our revenue while also maintaining healthy margins for growth.
2x
DEENIN has nearly doubled revenue year on year for the last three years.
2x
We have also nearly doubled our gross margins over the last year.
Annual Revenue
$800K
$700K
$600K
$500K
$400K
$300K
$200K
$100K
0
2021
2022
2023
2024
2025
2026
(Year)
Amazon Sales
Shopify Sales
Distributor Sales

1. **Bootstrapped growth:** DEENIN has grown without outside capital. Revenue has nearly doubled year on year for the last three years, while gross margins have doubled over the past year.
2. **Order volume:** Over 30,000 orders shipped to date, generating US\$2 million+ in cumulative sales (as of 2025).
3. **Customer retention:** ~25 % of customers coming back for more.
4. **Global distribution:** 15+ distributor partnerships, reaching customers in Kazakhstan, South Africa, Canada, Australia, New Zealand, the U.S., the U.K. and beyond. Products are in use in 50+ countries.
5. **Product expansion: Seven new products** launched in the last two years, significantly increasing average order value (AOV) and building a diversified product portfolio.

1.5x
Year on year growth

1.5x
Gross margins increase over the past year

30,000+
Orders shipped to over 50 countries

$2M+
in cumulative sales (as of mid-2025)

15+
Countries with distributors

9+
New products launched in last 2 years

Investing now will accelerate DEENIN's journey to become the world's leading Muslim consumer brand in the next five years.


Distribution of Funds
We're raising $500K to scale DEENIN's growth in 2026 and beyond
Inventory 45%
Marketing 25%
Tech 12%
Operations 10%
HR 8%

1. **Scale key product lines** – Increase production capacity and expand the Wudhu Socks and ABDEEZ lines to meet growing demand and lower cost of goods sold (COGS).
2. **Capture market share** – Strengthen our distributor network and expand into new regions (MENA, Southeast Asia) to reach more Muslim consumers.
3. **Marketing & brand building** – Position DEENIN as the go-to brand for practical faith-aligned products through targeted digital marketing, influencer partnerships and community engagement.
4. **Technology & operations** – Invest in inventory forecasting, AI-based website personalisation and improved customer support to drive efficiency and customer satisfaction.
5. **Sustainability initiatives** – Partner with social enterprises and strategic suppliers to minimise waste, use recycled materials and reduce our carbon footprint

use recycled materials and reduce our carbon footprint, making DEENIN truly climate-friendly.

6. **Product development** – Continue innovating new products that solve real problems for Muslims (e.g., smart prayer timers, travel-friendly ablution kits).

Our vision: building a brand that integrates faith seamlessly into modern life

At DEENIN, our purpose is to make living by one’s faith simple, natural, and accessible in today’s fast-paced world. Our vision is to become the leading global lifestyle brand for Muslims by creating products that blend deen with design, and spirituality with everyday function. Through our mission, we are building experiences that support Muslims at every stage of life and every moment of the day — from Fajr to Isha, from work to worship, and from the quiet of dawn to the calm of night.

A proven team combining entrepreneurial spirit, operational excellence, and a shared mission to build the world’s leading Muslim consumer brand


OUR FOUNDERS
M. Umar Khan
Co-Founder & CEO
Carter Mandrik
Co-Founder & Head of Strategy
Surkhel Yousafzai
Co-Founder & Head of Partnerships

Umar Khan — Co-Founder & CEO

Built DEENIN from his parents’ home into a global Muslim lifestyle brand. Economics and Information Systems graduate from Turkey’s #1 university. Creator of The Wudhu Socks and a self-taught product designer driving innovation and

community engagement.

Dr. Carter Mandrik — Co-Founder & Chief Strategy Officer

Muslim revert and PhD in Marketing. Former marketing director of Turkey's largest dairy company and MBA professor with decades of experience scaling global consumer brands and partnerships. Leads DEENIN's growth strategy and market positioning.

Surkhel Yousafzai — Co-Founder, Strategy & Communications Advisor

Advisor at Falcon & Associates, leading Dubai's global positioning and partnerships. LSE Master's graduate and award-winning strategist advancing inclusive, high-impact initiatives across government, policy, and communications.

Advisors & Team

A diverse group of professionals spanning supply chain, marketing, e-commerce, and sustainability, united by a mission to build the world's leading Muslim consumer brand.

Invest in DEENIN today and help us reshape the global Muslim consumer market

We've proven that Muslims worldwide are hungry for products that truly fit their faith and lifestyle. With a market projected to exceed **US\$3 trillion** and strong traction behind us, DEENIN is ready to capture this opportunity. We invite you to **invest** in a brand that is practical, sustainable and deeply meaningful to a global community.

Appendix & Sources

Global Muslim spending and population: State of the Global Islamic Economy Report (2022) notes that the world's 1.9 billion Muslims spent US\$2 trillion in 2021, forecast to reach US\$2.8 trillion by 2025 .

Sector breakdown: Salaam Gateway's 2024/25 overview shows halal food at US\$1.434 trillion in 2023, rising to US\$1.939 trillion by 2028, and Muslim-friendly travel growing from US\$217 billion to US\$384 billion.

U.S. Muslim population: Pew Research Center estimated about 3.45 million Muslims living in the U.S. in 2017, making up about 1.1 % of the population.

1 State-of-the-global-islamic-economy-report_2022.pdf

https://asmex.org/wp-content/uploads/2022/11/State-of-the-global-islamic-economy-report_2022.pdf

2 A new estimate of U.S. Muslim population

https://www.pewresearch.org/short-reads/2018/01/03/new-estimates-show-u-s-muslim-population-continues-to-grow/

3 The Global Islamic Economy 2024/25 Overview: Muslim consumer market size and trajectory | Salaam Gateway - Global Islamic Economy Gateway

https://salaamgateway.com/story/the-global-islamic-economy-202425-overview-muslim-consumer-market-size-and-trajectory

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⚖️ Forward-Looking Statements Disclaimer

Certain statements in this campaign, including forecasts and projections of future performance, are *forward-looking statements*. These statements are based on current expectations, estimates, and assumptions made by the company's management in light of available information. Such projections are not guarantees of future performance and involve risks and uncertainties that could cause actual results to differ materially.

Nothing contained herein should be interpreted as a promise

or guarantee of future results or returns. Investors should conduct their own due diligence and understand that all investments involve risk, including the potential loss of principal.